Exhibit 99.5

Loan No. RIA333T02A

REVOLVING TERM LOAN SUPPLEMENT

THIS SUPPLEMENT to the Master Loan Agreement dated January 3, 2005 (the "MLA"), is entered into as of May 1, 2006 between CoBANK, ACB ("CoBank") and GREAT LAKES COOPERATIVE, Everly, Iowa (the "Company"), and amends and restates the Supplement dated January 3, 2005 and numbered RIA333T02.

SECTION 1.

The Revolving Term Loan Commitment.  On the terms and conditions set forth in the MLA and this Supplement, CoBank agrees to make loans to the Company from the date hereof, up to and including November 20, 2013, in an aggregate principal amount not to exceed, at any one time outstanding, $7,200,000.00 less the amounts scheduled to be repaid during the period set forth below in Section 5 (the "Commitment").  Within the limits of the Commitment, the Company may borrow, repay and reborrow.

SECTION 2.

Purpose.  The purpose of the Commitment is to provide working capital to the Company and to finance grain expansion and improvement projects.

SECTION 3.

Term.  Intentionally Omitted.

SECTION 4.

Interest.  The Company agrees to pay interest on the unpaid balance of the loans in accordance with one or more of the following interest rate options, as selected by the Company:

(A)

CoBank Base Rate.  At a rate per annum equal at all times to 1/20 of 1% below the rate of interest established by CoBank from time to time as its CoBank Base Rate, which Rate is intended by CoBank to be a reference rate and not its lowest rate.  The CoBank Base Rate will change on the date established by CoBank as the effective date of any change therein and CoBank agrees to notify the Company of any such change.

(B)

Quoted Rate.  At a fixed rate per annum to be quoted by CoBank in its sole discretion in each instance.  Under this option, rates may be fixed on such balances and for such periods, as may be agreeable to CoBank in its sole discretion in each instance, provided that:  (1) the minimum fixed period shall be 30 days; (2) amounts may be fixed in increments of $100,000.00 or multiples thereof; and (3) the maximum number of fixes in place at any one time shall be 5.

The Company shall select the applicable rate option at the time it requests a loan hereunder and may, subject to the limitations set forth above, elect to convert balances bearing interest at the variable rate option to one of the fixed rate options.  Upon the expiration of any fixed rate period, interest shall automatically accrue at the variable rate option provided for above unless the amount fixed is repaid or fixed for an additional period in accordance with the terms hereof.  Notwithstanding the foregoing, rates may not be fixed in such a manner as to cause the Company to have to break any fixed rate balance in order to pay any installment of principal.  All elections provided for herein shall be made telephonically or in writing and must be received by 12:00 Noon Company's local time.  Interest shall be calculated on the actual number of days each loan is outstanding on the basis of a year consisting of 360 days and shall be payable monthly in arrears by the 20th day of the following month or on such other day in such month as CoBank shall require in a written notice to the Company.

Revolving Term Loan Supplement RIA333T02A

SECTION 5.

Promissory Note.  The Company promises to repay on the dates set forth below, the outstanding principal, if any, that is in excess of the listed amounts:

Payment Date	Reducing Commitment Amount

November 20, 2006	$6,300,000.00
November 20, 2007	$5,400,000.00
November 20, 2008	$4,500,000.00
November 20, 2009	$3,600,000.00
November 20, 2010	$2,700,000.00
November 20, 2011	$1,800,000.00
November 20, 2012	$900,000.00

followed by a final installment in an amount equal to the remaining unpaid principal balance of the loans on November 20, 2013.  If any installment due date is not a day on which CoBank is open for business, then such payment shall be made on the next day on which CoBank is open for business.  In addition to the above, the Company promises to pay interest on the unpaid principal balance hereof at the times and in accordance with the provisions set forth in Section 4 hereof.  This note replaces and supersedes, but does not constitute payment of the indebtedness evidenced by, the promissory note set forth in the Supplement being amended and restated hereby.

SECTION 6.

Prepayment.  Subject to the broken funding surcharge provision of the MLA, the Company may on one Business Day’s prior written notice prepay all or any portion of the loan(s).  During the term of the Commitment, prepayments shall be applied to such balances, fixed or variable, as the Company shall specify.  After the expiration of the term of the Commitment, prepayments shall, unless CoBank otherwise agrees, be applied to principal installments in the inverse order of their maturity and to such balances, fixed or variable, as CoBank shall specify.

SECTION 7.

Commitment Fee.  In consideration of the Commitment, the Company agrees to pay to CoBank a commitment fee on the average daily unused portion of the Commitment at the rate of 1/2 of 1% per annum (calculated on a 360 day basis), payable monthly in arrears by the 20th day following each month.  Such fee shall be payable for each month (or portion thereof) occurring during the original or any extended term of the Commitment.

IN WITNESS WHEREOF, the parties have caused this Supplement to be executed by their duly authorized officers as of the date shown above.

CoBANK, ACB	GREAT LAKES COOPERATIVE

By:	By:

Title:	Title: